PARADIGM MEDICAL INDUSTRIES, INC.
2355 South 1070 West
Salt Lake City, Utah 84119 USA
Telephone:  (801) 977-8970
Facsimile:  (801) 977-8973

June 23, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attn:     Kevin L. Vaughn
            Accounting Branch Chief

Re:       Paradigm Medical Industries, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File No. 000-28498

Dear Mr. Vaughn:

Paradigm Medical Industries, Inc. (the "Company") is in receipt of the letter dated May 27, 2008 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2007.  The Company's responses to the comments are set forth below.  For ease of reference, we have set forth the comments and the Company's responses as follows:

Form 10-KSB for the Year Ended December 31, 2007

Critical Accounting Policies, page 24

1.
We note your disclosures in Note 1 and Note 8 regarding the valuation of the embedded derivatives and the warrants issues I connection with your convertible notes. In light of the significant management estimates and judgments in determining the values for each of the embedded derivatives and the warrants, please revise future filings to include a discussion here regarding the valuation of each of the embedded derivatives and the warrants.  For each of the embedded derivatives and the warrants, discuss the valuation model used and the significant inputs to the valuation model.  Include a discussion of how you determined the inputs.  Refer to SEC Release 33-8350.

June 23, 2008

Response:

We will modify our disclosures in the Critical Accounting Policies section of MD&A to address the Staff’s comments.  We will also modify and enhance our disclosure in the footnotes to the financial statements to address the above comments.  Our disclosure will be as follows:

Derivative Financial Instruments

The Company’s derivative financial instruments consist of embedded derivatives related to the Secured Convertible Term Notes (“the Notes”) entered into agreements on April 27, 2005; June 23, 2005; June 30, 2005; February 28, 2006; June 28, 2006; April 30, 2007; June 11, 2007; December 24, 2007; and December 31, 2007.  These Notes contain interrelated embedded derivatives, which include the fixed conversion feature, the variable conversion feature, and the variable interest feature. Based on the complex nature of these terms the Company chose to employ a binomial lattice model to value these features.  The Company used the lattice model because it allows for the consideration of the dynamic and interrelated nature of the unique terms of these securities.  It takes into consideration that in each discrete period of time a stock can either go up or down (described as its “volatility”) and produces a range of potential future stock prices (and thus multiple values at those future points in time). A binomial lattice model assumes the price of the stock underlying the derivative follows one of the two price paths (stock price can either go up or down).  There are three general steps in constructing a binomial lattice model: (1) calculation of the stock price lattice, (2) calculation of the potentially applicable option values at each node based on the terms and conditions of the specific security, and (3) progressively calculating the security value at each node starting at the maturity of the security and working back to the present testing for the greater of the current period value or the probability weighted holding value of the security.  The following key inputs and assumptions were used to calculate the fair values of the embedded derivatives and the warrants:

·	Stock Price: This is the stock price as of the respective valuation date.

·
Fixed Conversion Price:  The fixed conversion price used in the valuation analysis was set equal to fixed conversion price (ranging from $0.2 to $0.09) per share for each of the Notes.  This is the fixed price at which the Investor can convert the Note into common stock.

·
Volatility:  Volatility is a measure of the standard deviation of the stocks continuously compounded return over the life of the security.  The ideal volatility for an accurate calculation of fair value is the future volatility of the security.  This cannot be known with certainty, so an approximation is derived using historical return volatility for a period of time equal to the remaining life of the instrument as a proxy, and professional judgment.  As part of our valuation, we performed extensive analysis of the historical volatility of returns for the Company’s stock.  Based on our analysis, we chose a standard deviation of 200% as our best estimate of future volatility.

·
Risk-Free Rate:  The appropriate risk free rate is the interest rate of a U.S. treasury note with a maturity equal to the maturity of the respective security.  As of December 31, 2007, the risk free interest rates ranged from 3.06% to 3.49%.  As of December 31, 2006, the risk free interest rates ranged from 4.78% to 4.91%.

June 23, 2008

·	Time to Maturity: The time to maturity is measured based on the remaining term of the security as of the valuation date.

·
20-day Minimum Price vs. Closing Stock Price:  The variable conversion feature allows the Investor to convert the Notes at a price equal to 60% - 50% (ranges per Note) of the average of the lowest three trading prices during the twenty trading days preceding a conversion notice.  We analyzed the historical relationship between the common stock closing price and the lowest trading price.  Based on this analysis, we determined that on average the lowest trading price in any 20-day period during the time period analyzed was approximately 70% of the closing price.  We used this as a conservative proxy for the average of the three lowest closing prices during the 20-day period.  This result was used in the test of the stock price relative to the fixed conversion price.

·
Monthly Intraday Trading Price:  The variable interest rate provision waives interest for a given month if the intraday trading price of the common stock exceeds $0.0945 or $0.0275 (depending on Note) per share for every day within a given month.  We assumed that our various node prices were equivalent to this intraday trading price.

·	Trading Liquidity: We assumed that adequate stock trading liquidity is available for the Investors to sell converted / exercised shares.

      The warrants were valued using the Black-Scholes Option Pricing Model with the following assumptions for 2007 and 2006, respectively: dividend yield of 0% and 0%; annual volatility of 200% and 200%; and risk free interest rates ranging from of 3.06% to 3.7% and 4.72% to 4.74%.

     The accounting treatment of derivative instruments requires that the Company record the derivatives and related warrants at their fair values as of the inception date of the agreement and at a fair value of each subsequent balance sheet date. In addition, under the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” ("SFAS No. 133"), as a result of entering into the Notes, the Company is required to classify all other non-employee stock options and warrants as derivative liabilities and mark them to market at each reporting date. Any change in the fair value will be recorded as non-operating, non-cash income or expense at each reporting date. If the fair value of the derivatives is lower at the subsequent balance sheet date, the Company will record a non-operating, non-cash income.

Report of Independent Registered Public Accounting Firm, page F-2

2.
Please have your auditor revise its report to add an explanatory paragraph referring to the restatement of the financial statements.  File an amended Form 10-KSB that includes the entire Item 7 with the revised audit report.  Refer to AU 420.12.

June 23, 2008

Response:

 The auditors have revised their report and will include it in Item 7 of the amended Form 10-KSB.

Note 8, Convertible Notes, page F-8

3.
We note your disclosures starting on page F-37 regarding the embedded derivatives in the convertible notes.  With respect to the partial call option, please explain to us why you concluded that this feature represents an embedded derivative under SFAS 133.  Please specifically tell us how you considered the guidance in DIG Issue B39.

Response:

 After our further review of DIG Issue B39, we concluded the partial call option is not an embedded derivative.  We will modify our disclosure and no longer disclose this as an embedded derivative.  Our conclusion that the partial call option is not an embedded derivative has not changed our valuation of embedded derivatives as our valuation already assumed a zero value to this particular feature.

4.
We note the convertible notes contain a provision whereby upon the occurrence of certain events of default, including the delisting of your common stock, you could be required to redeem the notes at 130% of the principal amount.  Pleas tell us how you have analyzed this put feature under SAFS 133.  Specifically, refer to paragraph 61(d) of SFAS 133 and DIG Issue B-16.

Response:

 We did not bifurcate this put feature under SFAS 133.  We evaluated the contingent put feature under DIG Issue B-16, and went through the required steps as follows:

$	Step 1 - no.

$
Step 3 - The proceeds issued in the note equal the par amount, accordingly, the debt does not involve a substantial premium or discount.  In fact, the debt doesn't involve any premium or discount.  Because a substantial premium or discount is not involved, the embedded put should not be bifurcated.  We also note that even if the Company reached the conclusion that bifurcation was required, the valuation of this feature would be immaterial to our financial statements.

June 23, 2008

5.
We note your disclosures in the Form 8-K filed May 16, 2008 that you valued the embedded derivatives using a Monte Carlo simulation model.  However, you state here that you valued the “conversion-related derivatives using a binomial lattice model.  In addition, we note the assumptions used in the binomial lattice model.  Please address the following:

$	Clarify for us how you valued the compound embedded derivative. As appropriate, revise your disclosures here or in the Form 8-K to correct this inconsistency.

$
Your reference to “conversion-related derivative” could be confusing.  Confirm that this reference relates to the compound embedded derivative that includes the conversion feature, interest rate reset feature and any put or call options.  Revise your disclosures to clearly define the embedded derivatives included in the “conversion-related derivative” reference.

Response:

      Our disclosure in Form 8-K filed May 16, 2008 is incorrect and we will revise our disclosure accordingly.  The Notes include certain features that are considered embedded derivative financial instruments.  These features are as follows:

$	The fixed conversion feature which allows the investor to convert the Notes at a fixed price per share;

$	The variable conversion feature, which allows the investor to convert the Notes at a specified percentage of the market price at the time of conversion;

$	The variable interest rate provision that calls for no interest to be paid if the stock price exceeds a predetermined amount for a given month;

$	The value of the warrants issued in conjunction with each funding.

 Based on the complex nature of these terms, the Company chose to employ a binomial lattice model to value these features.  The warrants were valued using the Black-Scholes option pricing model.  The Company did not use the Monte Carlo model.

 The Company used the lattice model because it allows for the consideration of the dynamic and interrelated nature of the embedded derivatives of these securities.

6.
We note that in each of 2005, 2006 and 2007, a portion of the notes were converted and you recorded interest expense associated with the conversion in accordance with paragraph 21 of EITF 00-27 and EITF 98-5.  Please address the following:

$	Provide us with detailed journal entries to show us how you accounted for these partial conversions.

$
In light of your conclusion that you determined that the conversion option is an embedded derivative and therefore not a beneficial conversion feature, please explain to us why you determined it was appropriate to account for the conversion in accordance with EITF 00-27.

June 23, 2008

Response:

 The conversion option is an embedded derivative, which has been bifurcated; accordingly, the application of EITF 00-27 is not appropriate.  The Company did not account for the conversion in accordance with EITF 00-27.  We agree that our disclosure was incorrect and we will revise our disclosure to eliminate the statement that we accounted for the conversion in accordance with EITF 00-27.

 The journal entries recorded to account for the partial conversions are as follows:

Debit:	Convertible Note Payable	$XXX
Credit:	Common Stock		$XXX
Credit:	APIC		$XXX

Debit:	Interest expense - accretion of debt discount	$XXX
Credit:	Discount on Notes Payable		$XXX

 This entry records the conversion of the Notes, as well as the expense for the amount of the unamortized discount associated with the converted portion of the Notes.

Note 18.  Reclassification and Restatement, page F-59

7.	We note you have presented annual and quarterly information here in this footnote. Please revise to clearly label any unaudited information (i.e., the quarterly information) as unaudited.

Response:

 The Company has labeled all unaudited information within Note 18 as "unaudited."

Item 8A.  Controls and Procedures, page 39

8.
Please explain to us how management considered the restatement and significant revisions relating to the convertible notes in concluding that your disclosure controls and procedures were effective as of December 31, 2007.

Response:

 The Company will revise the Item 8A disclosure in the amended Form 10-KSB to read as follows:  Management believes, as of the end of the years ended December 31, 2006 and 2005, the Company's disclosure controls and procedures were not effective and adequate because, in disclosing the convertible notes in the financial statements of the Company's Form 10-KSB reports for the years ended December 31, 2006 and 2005 and the interim periods for the years ended December 31, 2007 and 2006, the Company did not correctly follow the disclosure requirements of SFAS No. 133.  However, because the Company utilized Monarch Bay's valuation reports to value the convertible notes in the financial statements of the Company's Form 10-KSB for the year ended December 31, 2007 in compliance with the disclosure requirements of SFAS No. 133, management believes the Company's disclosure controls and procedures were effective and adequate as of the end of the year ended December 31, 2007.

June 23, 2008

Other

9.	We note that you have not yet filed your Form 10-Q for March 31, 2008. Please tell us when you plan to file this Form 10-Q.

Response:

 On June 20, 2008, the Company filed its Form 10-QSB for the period ended March 31, 2008.

10.
We note that you did not provide the three acknowledgments requested in our previous comment letter dated December 17, 2007.  As such, we have repeated the acknowledgments in this comment letter as noted below.  Please include your acknowledgments in your response letter, which addresses our comment above.

Response:

 Please see acknowledgements below:

 In response to the comment, the Company hereby acknowledges as follows:

$	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

$	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

$	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (801) 977-8970 or (801) 924-8843.

Very truly yours,

/s/ Luis A. Mostacero

Luis A. Mostacero
Vice President of Finance and
Chief Financial Officer